Exhibit (a)(1)(T)

FORM OF COMMUNICATION TO CERTAIN ELIGIBLE EMPLOYEES RECEIVING PAPER

ELECTION FORMS CONFIRMING PARTICIPATION

IN THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM

Thank you for participating in the Cardinal Health, Inc. Stock Option Exchange Program. The eligible options that you elected to exchange have been accepted for exchange and cancelled, and your new options have been granted, as indicated in the printout attached to this document.

The number of shares subject to each of your new options is indicated in the printout attached to this document. The exercise price of your new options is $    .     per share. Your new options are subject to a new vesting date of July     , 2010 and, to the extent the remaining period of the original vesting terms of the eligible options for which your new options were exchanged was more than one year, the corresponding portion of your new options maintains such additional vesting dates. The grant expiration date of each new option is the later of July     , 2012 and the remaining term of the eligible option for which it was exchanged. Your new options are subject to the additional terms and conditions set forth in the nonqualified stock option agreement applicable to you, which was made available to you in connection with the Stock Option Exchange Program.

You will soon be able to view the terms of your new options on the UBS OneSource website at www.ubs.com/onesource/cah.

If you have questions, please telephone Stock & Option Solutions toll-free at 1-800-936-5340 (from within the United States and Canada) or at 1-614-808-1620 (from outside the United States or Canada) or email them at StockOptionExchangeProgram@Cardinalhealth.com.